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NEXEN INC.
801 - 7 Avenue SW Calgary AB Canada T2P 3P7
T 403 699.5163 F 403 232.1680 www.nexeninc.com
Email kevin_reinhart@nexeninc.com

April 20, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St. N.E.

Washington, D.C.

20549

Attention: Karl Hiller, Branch Chief

Re:	Response Submitted in the Matter of Nexen Inc.’s Form 10-K for Fiscal Year Ended December 31, 2008 filed February 20, 2009
File No. 001-06702

The discussion herein responds to the comments in the comment letter dated April 6, 2009 (the “Comment Letter”) to Nexen Inc. (the “Company”, “we” or “our”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”). Our responses have been reviewed with our independent auditors, Deloitte & Touche LLP. We respectfully request that we be permitted to make any revisions and expanded disclosures arising from these comments in our future filings.

10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook, page 41

1.

We note you refer to the term “free cash flow” when discussing capital investments as well as you refer to this term again on pages 2 and 13 of the document. Free cash flow is considered a non-GAAP measure; therefore, please expand your disclosures to comply with the requirements of Item 10(e) of Regulation S-K.

Response:

The oil and gas industry is capital intensive and requires that we continually generate cash flow from our reserves as the primary means to fund our capital activities. Accordingly, we consider the amount of “free cash flow” generated from each project to be a key measure used to manage our investment decisions and performance and have used the term only to describe to investors our process for managing liquidity and capital resources. We have not attributed any amount or quantified measurement to the term “free cash flow” in this or any previous filing.

We will revise our future filings to refrain from using the term “free cash flow” and will instead refer to cash generated by operations, net of capital investment.

Financial Statement

Capital Disclosure, page 104

2.

We note you present the non-GAAP financial measures, Net Debt and EBITDA in the footnotes to your financial statements. Please note Item 10(e)(1)(ii)(C) of Regulation S-K states that non-GAAP financial measures may not be presented on the face of financial statements prepared in accordance with GAAP or in the accompanying notes.

Response:

Nexen is a foreign private issuer incorporated in Canada and, as permitted by the SEC, our financial statements included in our Form 10-K are prepared using Canadian GAAP. Section 1535 “Capital Disclosures” of the Canadian Institute of Chartered Accountants (CICA) Handbook became effective for our 2008 financial statements. This new standard establishes requirements for disclosing information about an entity’s capital and how it is managed. Paragraph 3 of Section 1535 requires qualitative and quantitative information and data about an entity’s objectives, policies and processes for managing capital. Paragraph 3 also expressly requires that “these disclosures shall be based on the information provided internally to the entity’s key management personnel.”

Canadian GAAP expressly requires these disclosures to be based on the information provided internally to our key management. We use Net Debt as our primary measure of the debt component of our capital position. The interest coverage ratio using our adjusted EBITDA definition is a primary financial covenant contained within our debt agreements and provides a key measure for managing our capital structure. We provided these disclosures in our 2008 consolidated financial statements in accordance with the requirements of CICA Handbook Section 1535.

As these disclosures are required by Canadian GAAP, we believe that these non-U.S. GAAP measures are permitted in our Form 10-K according to the note to Paragraph 10(e) under Regulation S-K as described below.

Paragraph 10(e) of Regulation S-K states that “a non-GAAP financial measure that would otherwise be prohibited by paragraph (e)(1)(ii) of this section is permitted in a filing of a foreign private issuer if:

1.	The non-GAAP financial measure relates to the GAAP used in the registrant’s primary financial statements included in its filing with the Commission;
2.	The non-GAAP financial measure is required or expressly permitted by the standard-setter that is responsible for establishing the GAAP in such financial statements; and
3.

The non-GAAP financial measure is included in the annual report prepared by the registrant for use in the jurisdiction in which it is domiciled, incorporated or organized or for distribution to its security holders.”

3.

We note you define the non-GAAP financial measure titled “EBITDA” as net income excluding interest expense, provision for income taxes, exploration expenses, DD&A impairment and other non-cash expenses. If you wish to retain this measure in your filing, outside of the financial statements, since the measure is not calculated exactly as net income before interest, taxes, depreciation and amortization, you would need to utilize a different title for this non-GAAP measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K.

Response:

We adopted an atypical definition of the term to better reflect the meaning of the EBITDA value in the context of the oil and gas industry and its unique treatment of exploration expenses. As discussed in our response to item 2, our use of this definition is also consistent with the definition of the term in our credit facilities and therefore represents a key measure in managing our capital structure.

In future filings, we will revise our disclosures to use the title “Adjusted EBITDA” to refer to this key measure.

Engineering Comments

Oil and Gas Producing Activities and Syncrude Operations (Unaudited), page 126

Reserve Quantity Information, page 126

4.

We note that you present a positive revision of 31 million barrels (11%) during 2008 to your Canadian bitumen proved reserves – reserves which comprise over 50% of your proved crude oil reserves – even though 2008 year-end bench-mark crude prices declined by roughly 50% from 2007. With a view toward possible disclosure, please furnish to us the technical support for these revisions. Include a discussion of the 2007 and 2008 year-end bitumen prices, and important cost differences between these year-end proved reserve estimates. Please contact us by telephone if you require guidance in this matter.

Response:

The economic revision of 31 million barrels arises from a reduction in the royalty burden as a result of the significant decrease in the bench-mark crude prices you noted. Bitumen royalties are payable based on 1% to 9% of gross revenues before payout and the greater of 1% to 9% of gross revenues or 25% to 40% of net revenues (after eligible operating costs, capital costs, and return allowance) after payout depending on oil prices. With the decline in bitumen prices and inflationary increases in costs during 2008, gross and net revenues are lower and, hence, royalties are also lower.

The following table provides a summary (on a per barrel basis before royalties and in Canadian dollars) of the economic test under SEC rules and regulations for the estimation of proved reserves. It shows that our bitumen reserves continued to be economic despite the lower bench-mark crude prices and it shows the cost components at year end 2007 vs. 2008.

	2007	2008
Bitumen price	$53.46	$32.85
Royalties	(6.83)	(0.33)
Future production costs	(17.87)	(17.58)
Future development costs	(3.23)	(5.04)
Cash flow	$25.53	$9.90

The year-end 2008 bitumen price declined by 39% vs. a decline in US$ WTI of 54% year-over-year. The decline was mitigated by a weaker Canadian dollar, narrower differentials between heavy and light crude oil and lower price for diluent to bring bitumen to pipeline specifications. Royalties in the economic evaluation declined significantly from $1.83 billion ($6.83/barrel) to $94 million ($0.33/barrel), as the lower revenue stream resulted in an overall decrease in royalties to the 1% minimum royalty rate on gross revenues. Overall, future production costs increased during 2008 by 5% primarily due to inflationary pressures. However, since the proved reserves increased by more than 5%, the per-barrel future production costs decreased. Future development costs increased during 2008 primarily as a result of inflationary pressures.

As the preceding table demonstrates, our bitumen reserves continue to meet the SEC test of economic producibility despite the decline in oil prices during 2008. The positive economic revision results entirely from the decline in revenues which reduced the base on which royalties are calculated. At the end of 2008, the royalty burden decreased from 34 million barrels ($1.83 billion at $53.46/barrel) to 3 million barrels ($94 million at $32.85/barrel), resulting in a positive economic revision of 31 million barrels.

We trust the foregoing satisfies your queries and are available to provide any additional information you require to complete this review. We acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

NEXEN INC.

/s/ Kevin J. Reinhart

Kevin J. Reinhart

Senior Vice President and Chief Financial Officer